FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 13, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 13, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

Norsat enters into First Maritime Service Agreement in Europe

Vancouver, Canada – May 13, 2009 – Norsat International Inc. ("Norsat") (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, announced today that it has been selected by the Minister of Agriculture of Italy to manage the satellite based vessel monitoring system (VMS), also known as Blue Box. This is Norsat’s initial entry into the maritime satellite space.

The Blue Box program is critical for the Minister of Agriculture of Italy to ensure Italian fishing vessels are complying with international fishing boundaries. By using satellite communications, the location of each vessel is constantly updated and monitored by the Coast Guard of Italy. The program encompasses all Italian fishing vessels greater than 15 meters in length and provides Norsat the opportunity to service up to 2900 vessels. The potential revenue from individual annual subscription renewals is in excess of two million US dollars.

“We are very pleased to have been selected to manage a national vessel monitoring system as part of a government program. This allows us to push into a new market vertical - maritime communications and provides for the recurring revenue streams we are seeking.” said Dr. Amiee Chan, president and CEO of Norsat International Inc. “It is exciting to note that we have already secured three hundred thousand dollars worth of contracts in this period of time. It is also important to point out that the same technology we are providing in this program can be expanded into other European maritime communities.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company's portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Lausanne, Switzerland; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President and CEO

Tel: +1.604.821.2808

Email: achan@norsat.com

Eugene Syho

Chief Financial Officer

Tel: +1.604.821.2838

Email: esyho@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat's audited consolidated financial statements and related notes included therein for the three months ended March 31, 2009, and the Management Discussion and Analysis for the three months ended March 31, 2009. All of the company's financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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